INVESTMENT MANAGERS SERIES TRUST

803 W. Michigan Street

Milwaukee, Wisconsin 53233

VIA EDGAR

May 29, 2012

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File No. 812-21719 (the “Registrant”) on behalf of the Thesis Flexible Fund

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 23, 2012, regarding Post-Effective Amendment No. 233 to the Registrant’s Form N-1A registration statement with respect to the Thesis Flexible Fund series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 258 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fee and Expense Table

1. Please include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment advisor that is referenced in the footnote to the fee and expense table.

Response: The Fund has included a copy of the fee waiver agreement with its investment advisor, Thesis Fund Management, LLC (the “Advisor”), as an exhibit to the Amendment.

Principal Investment Strategies

2. Please disclose any maturity policy with respect to fixed income securities. If investment in fixed income securities is not a principal investment strategy of the Fund, delete the disclosure from this section.

Response: The Advisor confirms that investment in fixed income securities is not a principal investment strategy of the Fund, and therefore the disclosures regarding fixed income investments have been deleted from this section.

3. The Fund has a relatively high turnover rate. Please disclose the Fund’s policy with respect to frequent trading and the relevant risks.

Response: The requested disclosure has been added. The attendant risks related to high portfolio turnover were already disclosed in the prospectus.

Principal Risks

4. Please add disclosure of risks related to investment in ETFs.

Response: The requested disclosure has been added.

5. Please add disclosure of risks related to investment in fixed income securities.

Response: The requested disclosure has not been added because the Advisor confirmed that investment in fixed income securities is not a principal investment strategy of the Fund.

6. In the “Interest Rate Risk” disclosure, please describe the correlation of interest rates to debt prices.

Response: The “Credit Risk”, “Interest Rate Risk” and “High Yield Securities Risk” have been deleted because investment in fixed income securities is not a principal investment strategy of the Fund.

Average Annual Total Returns

7. Please confirm that one year and since inception returns have been restated to include sales charges.

Response: The one year and since inception returns for the Fund have been restated to include sales charges.

More About the Fund’s Investment Strategies and Risk

8. The prospectus includes the following statement: “The portfolio manager may deploy unique strategies when short selling securities to minimize risk.” Please explain “unique strategies” in the response letter.

Response: The Advisor defines unique strategies as short selling against the box, investing long in equities but short in credits (or vice versa), and using derivative instruments.

Tools to Combat Frequent Transactions

9. Please confirm whether the Board of Trustees has adopted policies and procedures to seek to prevent market timing of the Fund and if not, please explain why not.

Response: The Board of Trustees has adopted policies and procedures related to prevention of market timing, which policies are described in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Investment in Blank Check Companies

10. Please confirm that the Fund’s investment in blank check companies is not a principal strategy of the Fund. If it is a principal strategy, add disclosure regarding investment in black check companies to the Prospectus. If it is not a principal investment strategy, please disclose in the SAI that the Fund may invest more than 10% of its assets in blank check companies.

Response: The Advisor confirms that its investment in blank check companies is not a principal investment strategy. The SAI already includes a statement that the Fund may invest a maximum of 10% of its total assets in equity securities of blank check companies.

Investment Restrictions

11. Please confirm that the Fund’s fundamental policy on concentration will apply to its investments in a particular industry or group of related industries.

Response: The Fund confirms that its fundamental policy on concentration will apply to its investments in a particular industry or group of related industries.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109. Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman

Investment Managers Series Trust

Assistant Treasurer

626-914-2109